Filed by Endwave Corporation
Pursuant to Rule 425 Under the Securities Act of
1933 and Deemed Filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Endwave Corporation Commission
File: 000-31635
Final Transcript
Conference Call Transcript
ENWV — Q4 2010 Endwave Earnings Conference Call
Event Date/Time: Feb 24, 2011 / 09:30PM GMT

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Final Transcript
Feb 24, 2011 / 09:30PM GMT, ENWV — Q4 2010 Endwave Earnings Conference Call
CORPORATE PARTICIPANTS
John Mikulsky
Endwave Corporation — President & CEO
Curt Sacks
Endwave Corporation — CFO & SVP
PRESENTATION
Operator
Good day, everyone, and welcome to Endwave Corporation’s Fourth Quarter 2010 Conference Call held February 24, 2011. On today’s call will be John Mikulsky, President and Chief Executive Officer, and Curt Sacks, Chief Financial Officer. I would like to remind you that this call is being recorded and simultaneously webcast from the Investors page at www.endwave.com. For opening remarks I would like to turn the call over to Mr. Curt Sacks. Please go ahead, sir.
Curt Sacks — Endwave Corporation — CFO & SVP
Thank you, Operator. Good afternoon, everyone, and welcome to Endwave Corporation’s Fourth Quarter 2010 Financial Conference Call. Joining me on today’s call is John Mikulsky, Chief Executive Officer of Endwave.
First, a few legal disclaimers. During the course of today’s call the Company may make projections or other forward-looking comments regarding future events or future financial performance of the Company. We wish to caution you that such statements are predictions and actual results may differ materially. We refer you to the documents the Company files with the SEC, as well as the cautionary language regarding forward-looking statements included in today’s press release.
Second, in connection with our proposed merger with GigOptix, GigOptix will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Endwave and a prospectus of GigOptix. The definitive proxy statement prospectus will be mailed to stockholders of Endwave. We urge you to read the proxy statement prospectus regarding the proposed transaction when it becomes available as it will contain important information about the proposed transaction. You may obtain a free copy of the proxy statement prospectus when available and other related documents filed by GigOptix and Endwave at the SEC’s website at www.sec.gov. These documents may also be obtained for free by accessing GigOptix’s website at www.gigoptix.com, or by accessing Endwave’s website at www.endwave.com.
Finally, to supplement the Company’s financial statements presented in accordance with generally accepted accounting principles, or GAAP, Endwave may discuss certain information that is non-GAAP. These non-GAAP results are adjusted from results based on GAAP to exclude certain expenses, gains and losses, and are provided to enhance investors’ overall understanding of the Company’s financial performance.
Specifically, Endwave believes the non-GAAP results provide useful information by excluding certain expenses that may not be indicative of our core operating results. These non-GAAP results should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Final Transcript
Feb 24, 2011 / 09:30PM GMT, ENWV — Q4 2010 Endwave Earnings Conference Call
Before turning to our financial overview for the fourth quarter, I wanted to spend some time discussing the exciting news related to the announcement on February 7 concerning the merger between GigOptix and Endwave. As we announced earlier this month, GigOptix and Endwave have agreed to merge in an all stock deal. Subject to an Endwave shareholder vote and customer—customary closing conditions, we estimate GigOptix will issue just over 9 million shares for the outstanding common stock of Endwave and certain in-the-money stock options. The exchange ratio, while not fixed and may fluctuate, is anticipated to be roughly .89 shares of GigOptix common stock for every share of Endwave stock.
00 p.m. today, immediately following our call. Details for that call can be found on the GigOptix website.
Now turning to our financial overview, I will review the results for our fourth quarter of 2010 and provide forecast information for 2011. Earlier today, we reported revenues of $4.1 million for the fourth quarter, flat with the prior quarter and in line with the expectations I discussed on our third quarter conference call. During Q4, Nokia-Siemens Networks and its manufacturing partner, SRI, represented 72% of total revenues, and Nera Networks represented 15%. There were no other customers greater than 10% of revenues for the quarter.
Our non-GAAP gross margin for the fourth quarter was 16%, down from 22% last quarter. Our fourth quarter gross margin was impacted by a mix shift towards our next generation products. These newer products have typically had a lower margin until we are able to cost reduce them through engineering and operational focus. We expect this mix shift to continue to pressure margins through the first quarter.
During the fourth quarter, our non-GAAP operating expenses were consistent with the third quarter. During the quarter, we continued our focus on controlling our general and administrative expenses while still investing in research and development. We ended the quarter with 51 employees, down by one person from the end of the third quarter. Our non-GAAP net loss for the fourth quarter was $2 million, or $0.21 per share, compared to a non-GAAP net loss of $1.8 million, or $0.18 per share during the third quarter.
Before turning to the balance sheet, I’d like to briefly discuss the restructuring activity announced in today’s press release. As part of our continuing efforts to control expenses and better alignment with our revenue, we are undertaking a significant restructuring to the organization, reducing our general and administrative support staff, our manufacturing overhead team, and our senior management by an anticipated 14 personnel, or 27% of our total headcount during March. In addition, we are planning to close facilities, both in Salem, New Hampshire and Folsom, California in April. Together, these activities are expected to result in annualized savings of approximately $1.2 million and cash charges of approximately $700,000.
Turning to the balance sheet, at quarter end we had cash and investments of $23.5 million. During the quarter, cash and investments decreased $1.2 million, approximately $1.7 million was used in operations, and approximately $500,000 was provided by a decrease in our working capital, primarily AR and inventory.
With regard to accounts receivable, DSOs were 58 days, down from 81 days last quarter. The decrease was due to the linearity of our sales during the quarter. Our outstanding receivables are primarily current and within terms and we do not believe we have any material collection issues. Inventories at the end of the fourth quarter were $3.7 million, down approximately $800,000 as compared to the third quarter. Inventory turns were 3.7, compared with 2.8 turns in the previous quarter.
Looking forward to 2011, we believe 2011 will be a challenging year for Endwave. The falloff in legacy module products we experienced starting in the first half of 2010 continues to leave a void as revenues from our new module design and semiconductor business ramp up. In the first quarter of 2011, we believe that a combination of the decline in our legacy module products, coupled with a slowdown in orders for our new module designs due to our largest customer’s inventory stock adjustments, will lead to a significant reduction to our quarterly revenues.

Final Transcript
Feb 24, 2011 / 09:30PM GMT, ENWV — Q4 2010 Endwave Earnings Conference Call
Based on these factors, we currently anticipate Q1 revenues to be approximately $1.5 million. As we noted in prior calls, forecasting continues to be difficult due to our customers’ visibility and the challenges surrounding the ramp of our new products. In addition to the issues surrounding our largest customer, Nokia-Siemens Networks, we have also experienced uncertainty due to the acquisition of Nera by Ceragon. This transaction occurred last month.
Based on our current visibility for all of 2011, we anticipate revenue to be moderately below the revenues we achieved in 2010. We believe the first quarter decrease in revenues will give way to incremental increases to revenue through the remainder of the year, but that our full year revenue for 2011 will not meet the revenue levels for the full year of 2010.
Finally, for the first quarter of 2011, we believe that our cash will decrease between $2.6 and $3.1 million due to restructuring payments and cash used in operations.
That concludes my summary. Now, I’ll turn the call over to John for additional comments on other developments with the business. John?
John Mikulsky - Endwave Corporation — President & CEO
Thank you, Curt, and good afternoon, everyone. As Curt reported, during the fourth quarter we saw our revenues hold at a steady rate. However, as Curt also reported, we see continuing revenue challenges in 2011, especially in the first quarter. To understand this pressure on our revenues one has to consider three exogenous factors that have dramatically impacted our business over the last year. First, our historical customer base of NSN, Nera and E-Band Comm has suffered badly. NSN has lost market share to its competitors in the microwave radio market. Nera has been absorbed by Ceragon, with many of the Nera product lines being eliminated in the subsequent product rationalization. E-Band Comm’s production rate has been severely impacted by delays in Clearwire’s network deployment.
Second, the surprisingly rapid market shift from nominal capacity PDH radios to very high capacity IP radios, a shift caused by the worldwide surge in smart phone deployment, has driven a steep decline in the demand for our legacy module products.
Third, necessary cost driven technological changes, which we have anticipated, led, and facilitated, have resulted in a reduction in the demand for standalone microwave modules, such as we have historically provided. The new paradigm in many, but not all cases, is to supply those functionalities in a set of surface mount semiconductors rather than in a subsystem module.
Endwave has taken aggressive action in response to all of these external factors. We have mounted an intense campaign to garner business from the emerging new leaders in the microwave radio market, especially the Asian suppliers, who have quickly risen to prominence in recent years. Further, we have expanded our marketing reach to include other important business segments, such as satellites, defense systems, and electronic instruments.
We have introduced new products that support the deployment of high capacity radios, such as the NSN FlexiPacket product line. We have introduced an industry leading semiconductor product line that includes unique high frequency packaging capabilities to not only respond to, but to lead the shift to integrated surface mount technology radio designs. The difficulty we face is that however timely and effective our responses may be, the reductions in revenue from our legacy products are occurring faster than we can replace them with revenues from new products. We believe that ultimately our new products will generate revenues in excess of those we have enjoyed in the past. However, the gestation period will extend for some time into the future.

Final Transcript
Feb 24, 2011 / 09:30PM GMT, ENWV — Q4 2010 Endwave Earnings Conference Call
While revenue levels are a challenge, we have enjoyed successes over the past quarter in our drive to create new revenue streams. At the request of multiple customers, we are developing a new family of general purpose drop-in modules for those applications where the radio OEM does not have the internal resources available to design a complete radio. We have launched the design of next generation E-Band semiconductor chips and modules to support the rapid development of radios utilizing this very high capacity radio band. This effort will both lower the cost of such systems as well as further enhance our lead position in this emerging application.
We have seen growth of our chip revenues during Q4 with an increasing rate of quotations and a growing customer count. We have successfully expanded our customer and market base to segments other than microwave radios, and we have begun booking business in those added market segments.
Recognizing the realities that are facing us, we have taken significant steps to restructure our business to be matched in size and scale to our expected and near term revenue levels. As I will discuss in a moment, we have been in search of a strategic partner for some months and we have held off from taking these restructuring steps until the results of that search were clear. With our announcement of an agreement to merge Endwave with GigOptix, the time was right to act on those restructuring plans.
As to the merger itself, as you might expect, when I was appointed CEO a bit over a year ago, my brief from the Endwave Board of Directors was to take action to deal with our situation as a sub-scale public company. Clearly, being a fully reporting, exchange listed public company at our size was simply impractical and unsustainable. The first step in the process was to negotiate an exit for our preferred shareholder, Oak Partners, because the constraints imposed by Oak’s liquidation preference made it virtually impossible to move forward with any sort of strategic action. This was accomplished in early 2010 at a 20% discount to Oak’s original investment.
Later in the year, we engaged Merriman Capital as our banker and financial advisor to help us develop and evaluate various strategic alternatives. As you will be able to review in our soon to be filed S-4 document, this effort was extensive and thorough. As we considered all the strategic alternatives that faced us, and let me stress the word “all,” we were delighted to have the option of selecting the combination of Endwave and GigOptix as our preferred and most promising path forward. There are several clear and unique synergies between the companies in the area of technology, products, marketing, and manufacturing.
Combining the companies will create a unique entity that will be the only industry pure play supplier of endpoint semiconductor devices and modules for next generation high speed broadband communication systems. The combined company will be well positioned to supply key products required to implement both optical and RF solutions that will be needed to respond to the quite literal tsunami of data traffic that is developing worldwide.
As the management teams of both companies have been developing initial integration plans in recent days, many opportunities for leveraging each other’s capabilities, strengths, and resources have been identified. I am also happy to report that the cultures and personalities of the two organizations are quite similar. And I’m confident that integration will go well and unlock the power of those synergies.
Financially, the combination creates a company with the scale and robustness to become an even better platform on which to build further business growth. This combination will provide the company with a strong balance sheet and a clear path to a profitable income statement as we eliminate many of the duplicative elements of our mutual G&A spending. I am confident that this transaction will represent a positive outcome for all Endwave shareholders going forward.
At the completion of the merger, I will be leaving active management in the company, but I am looking forward to working in my new role as a member of GigOptix’s Board of Directors.

Final Transcript
Feb 24, 2011 / 09:30PM GMT, ENWV — Q4 2010 Endwave Earnings Conference Call
Before we go to the Q&A period, I’d like to say that we continue to operate in an uncertain environment and one that is experiencing significant technological change. This situation has presented us with serious business challenges and I wish to thank all of our employees and partners for their diligent efforts during this time. I especially want to thank those employees who will be leaving our ranks, and I wish them well as they pursue their careers in other settings. As we go forward, I am buoyed by the knowledge that we are part of an industry that serves real needs of consumers, industry, and governments around the globe, that Endwave develops cost effective products that meet those needs, and that our coming merger with GigOptix will provide an opportunity for that work to continue.
Now, I’d like to turn the call over to the operator for questions. Operator?
QUESTION AND ANSWER
Operator
Thank you, sir. (Operator Instructions.) And I’m showing no questions at this time. Please continue.
John Mikulsky - Endwave Corporation — President & CEO
Thank you, Operator. Thank you, everyone, for your continued interest in Endwave. And we hope you have found this call informative. As Curt mentioned earlier, GigOptix will be conducting their fourth quarter conference call immediately following ours and we would recommend that Endwave stockholders listen to their call as well.
Operator
Ladies and gentlemen, this concludes the Endwave Fourth Quarter 2010 Financial Results Conference Call. You may disconnect. Thank you for using ACT Conferencing.

Final Transcript
Feb 24, 2011 / 09:30PM GMT, ENWV — Q4 2010 Endwave Earnings Conference Call
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